SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANAGEMENT REPORT 2014

MANAGEMENT REPORT

BRASKEM 2014

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and corresponding Financial Statements, which are accompanied by the opinions of the Independent Auditors and the Fiscal Council for the fiscal year ended December 31, 2014.

1. Message from Management

The recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. However, world GDP growth fell short of initial forecasts for the year, reflecting the slower growth in emerging economies and in the Euro zone.

China posted GDP growth of 7.4% in 2014, below the 7.5% target set by the government, but still above the consensus expectation of 7.2%. This weaker economic growth reflects the shift in China's growth policy, with the adoption of a greater emphasis on domestic consumption and on sustainability.

In the case of the Brazilian economy, the consensus expectation is calling for GDP growth of less than 1% p.a., reflecting the prospects throughout the year of electricity rationing, the fewer number of business days during the World Cup, the contraction in industrial production and higher interest rates. In this context, the Brazilian market of thermoplastic resins amounted to 5.3 million tons, down 1% on the previous year.

Despite the challenging scenario, Braskem, in keeping with its commitment to develop the plastics chain and its focus of serving Clients, worked together with the Brazilian Plastics Industry Association (ABIPLAST) and the manufacturing industry to advance in the Plastics Chain Incentive Plan (PICPLAST). A structural initiative for the industry, the plan provides incentives to boost competitiveness and foster innovation in the sector, stimulate exports of manufactured plastic goods and promote the advantages of using plastic.

Braskem invested R$2.5 billion in 2014, of which some 60% was allocated to improvement and maintenance its assets and 25% was allocated to building the new petrochemical complex in Mexico, which plays a fundamental role in the Company's strategy to diversify its feedstock profile and its competitiveness.

Developed in partnership with the Mexico group Idesa, the project construction in Mexico reached 88% physical completion by year-end 2014. Located in the Mexican state of Veracruz, the project will produce annually 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock. The complex is expected to be commissioned by the end of 2015.

Braskem's project to expand and convert one of its polyethylene lines in the state of Bahia to produce metallocene-based LLDPE, in which R$50 million was invested, began operations in January 2015. The resin, which is based on more modern technology, will supply producers of plastic films.

Regarding its growth project in Rio de Janeiro, the Company informs that the studies were concluded and the most attractive alternative was the expansion project of its existing production at the Duque de Caxias site, in the Rio de Janeiro State. The progress of the project, at this time, will depend on

MANAGEMENT REPORT 2014

obtaining a long-term feedstock supply contract with Petrobras. Braskem remains committed to add value to the national feedstock and to meet the future Brazilian demand for thermoplastic resins, contributing to the country's industrialization process.

Progress continued to be made on the feasibility study for the Appalachian Shale Cracker Enterprise (Ascent), an integrated project for the production of polyethylene in the U.S. state of West Virginia. Note that in view of the recent developments in world energy markets, new scenarios are being incorporated into the project analysis.

Also on the international front, Braskem announced a project to produce ultra-high molecular weight polyethylene at its unit in La Porte, Texas (USA). Known commercially as UTEC, the resin was developed using 100% Brazilian technology and has applications across a wide range of industries, such as oil extraction, military equipment and construction. The project, which is expected to start operations in the first half of 2016, seeks to complement the portfolio of products produced in Brazil.

With the aim of restoring some of the competitiveness of the country's industrial sector, the Brazilian government reintroduced, on a permanent basis, the Reintegra program, which provides tax incentives to exporters. The tax refund rate, which is determined annually, was initially set at 0.3% and then increased to 3% as of October 1, 2014. The measure aims to improve the competitiveness of exporters of manufactured goods by refunding a portion of the federal taxes levied on their exports.

Nevertheless, the year 2014 remained a challenging one for the industry. The lack of cost competitiveness due to the high tax burden, energy prices and infrastructure issues, among other factors, led the industrial sector to post a record trade deficit of US$109 billion. According to estimates, Industrial GDP in 2014 will account for only 24% of Brazil's GDP, a reduction of 4 p.p. from the sector's average contribution in the last 10 years, demonstrating the country's strong deindustrialization trend.

In line with its commitment to the production chain's growth and to the development of new applications, Braskem invested around R$230 million in innovation and technology and launched 11 new resin grades in 2014.

Company's commitment to innovation led it to be selected by the U.S. magazine Fast Company as one of the world’s 50 most innovative companies. The only Brazilian company to feature on the list, Braskem was recognized for its research in products made from renewable resources. The publication evaluates companies based on the impact of their innovations on the world.

In terms of the performance of Braskem’s financial indicators, gross revenue was R$53 billion and net revenue was R$46 billion, representing growth of 11% and 12%, respectively, in relation to 2013, with these figures reflecting the depreciation in the Brazilian real, the recovery in petrochemical prices at the global level and the higher PP sales volume at the United States & Europe business unit.

Braskem's consolidated EBITDA reached R$5.6 billion, increasing 17% on the prior year. Factors contributing to the performance were the level of petrochemical spreads in the international market and the weaker Brazilian real. The result also incorporates the net positive effect of R$218 million attributed primarily to the divestment of non-strategic assets and to the full payment of the outstanding tax installments under Federal Law 11.941/09 – Refis tax amnesty program (for more information, see Item 3.1 – Economic and Financial – EBITDA).

In view of the aforementioned, Braskem posted net income of R$726 million. A highlight was the adoption, in the fourth quarter, of the hedge accounting for the project in Mexico (for more information, see Item 3.1 0 Economic and Financial - Net Financial Result).

MANAGEMENT REPORT 2014

The results achieved in 2014 also reflect the culture of the Odebrecht Group, which is based on the Odebrecht Entrepreneurial Technology (TEO), in which decentralized management, a strong focus on the Client and entrepreneurship are fundamental pillars.

In the area of workplace safety, the Injury Frequency Rate with and without Lost Time considering both Team Members and Partners was 1.00 accident per million hours worked, which is Braskem's best result ever. In the area of process safety, the Aquapolo Project allowed the Company to reuse water in the production operations at its plants located in the Capuava Complex in the ABC Paulista region of Greater São Paulo. The recycled water is produced from sewage processed at the ABC Water Treatment Station.

Braskem's commitment to sustainable development also supported important internal achievements and external recognition in 2014.

During the year, Braskem was elected Latin America's best publicly traded corporation in Brazil in carbon management by the Carbon Disclosure Project (CDP) in the transparency category. It was also recognized, for the fourth straight year, in the GOLD Category of the GHG Protocol Brazil Program. Braskem also confirmed its inclusion in the Corporate Sustainability Index (ISE) of the BM&FBovespa for the tenth straight year, being one of the 11 Brazilian companies to participate in the index since its creation. And, for the third straight year, Braskem was selected as a component of the Dow Jones Sustainability Index Emerging Markets of the New York Stock Exchange (NYSE).

Braskem also won, for the sixth time, the transparency trophy of the National Association of Finance, Administration and Accounting Executives (Anefac) and, for the first time, the trophy for Best Annual Financial Statements 2013 in the category of companies with annual revenue over R$5 billion.

Acknowledgements

Management once again takes this opportunity to thank its Clients for the trust they place in Braskem, since this partnership motivates us to always follow a path of excellence, and to thank our Team Members, Partnership and Suppliers for their dedication and competence, which are critical to ensuring our accomplishments and results. We also thank our Shareholders for their support in ensuring the feasibility of our strategic projects, which are fundamental to strengthening the Company.

2. Outlook

The International Monetary Fund (IMF) revised downward its forecast for world GDP growth in 2015 to 3.5%; even so, this level is still higher than in 2014. The revision reflects slower overall growth in both emerging and developed economies, a stronger U.S. dollar and rising interest rates in emerging economies. The only exception was the outlook for U.S. economy, for which the IMF is projecting GDP growth of 3.6%.

Recent trends in oil markets could support stronger world demand, particularly from developed markets and oil-importing countries.

In the case of Brazil, in a scenario with higher level of interest rates, fiscal adjustments to be implemented by the Federal Government, the impact of China slowdown and the lackluster growth in commodity exports, it’s expected  a GDP stagnation according to bulletin Focus. This situation is further exacerbated by the potential need for energy rationing due to the current levels of the country’s reservoirs.

MANAGEMENT REPORT 2014

It is absolutely fundamental that the Federal Government, in parallel with the recently announced fiscal adjustments, also develop and implement a structural project to restore the competitiveness of the Brazilian industrial sector. Such a project must focus on reducing costs, improving infrastructure and ensuring the availability of competitive feedstock and electricity in order to reverse the country’s deindustrialization and stimulate the growth and productivity of local manufacturers.

Regarding the petrochemical industry, the short-term scenario is marked by caution. As expected, petrochemical prices began to follow the downward trend in naphtha prices, which in turn followed the trend in crude oil markets. However, it is expected that the improvement in the world economy will continue to positively influence the demand and profitability of the sector. Factors to be monitored remain related to the geopolitical issues in the Middle East and North Africa and to the volatility in the supply of oil.

Braskem’s strategy remains centered on strengthening its business by (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationships with Clients; (iii) supporting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing higher operational efficiency; and (v) maintaining the Company’s financial health and cost discipline.

The Company remains focused on the negotiation of the new terms and conditions for renewing its naphtha supply agreement with Petrobras. With regard to its power supply agreement with Chesf, Braskem continues to seek a solution to ensure the competitiveness of energy costs, especially in its electricity-intensive operations in the northeast of Brazil.

On this front, it is important to note that, since the power blackout that affected its operations in the northeast region in 2011, Braskem has invested in the ability of its crackers to keep their critical systems in operation. Today, approximately 85% of ethylene production is prepared for an unexpected interruption in the power supply, mitigating any potential significant damage to its facilities.

On the operational front, Braskem expects to run its crackers at a capacity utilization rate around 90%. For 2015, no scheduled maintenance shutdowns are planned at its crackers.

Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities for creating value for its Clients, Shareholders and Society and for increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

3. Performance

In 2014, the Brazilian thermoplastic resins market (PE, PP and PVC) reached nearly 5.3 million tons, down 1.0% from the previous year, due to the weak performance of the domestic economy.

Imports of resins amounted to 1.8 million tons, and increase close to 50 kton on 2013, explained by opportunistic entry of imported material.

In this scenario, Braskem’s resin sales volume came to 3.6 million tons, decreasing 2.8% from 2013. The Company’s market share stood at 67%, down 1 p.p. from the previous year.

▪ Polyolefins

MANAGEMENT REPORT 2014

Domestic demand for polyolefins (PE and PP) was approximately 4.1 million tons, down 1% from 2013. The better performance of the retail and consumer goods industries was unable to offset the downturn in durable goods sectors, such as automotive, white goods and industrial. Meanwhile, Braskem’s sales fell by 4% to 2,910 million tons, with its market share in the year standing at 71%.

The Company’s sales in the international market came to 1,068 ktons. The decrease in PE export volume, influenced by the lower production volume, was partially offset by higher PP sales due to windows of opportunity in other Latin American markets and in other continents.

In the year, production came to 4 million tons, down 5% on the previous year, explained by the scheduled and unscheduled maintenance shutdowns in the period.

Performance (tons) POLYOLEFINS	2014 (D)	2013 (E)	Change (D)/(E)
Sales - Domestic Market
PE's	1,706,137	1,765,661	-3%
PP	1,204,049	1,268,926	-5%
Total Domestic Market	2,910,185	3,034,587	-4%
Sales - International Market
PE's	680,390	778,052	-13%
PP	387,888	311,899	24%
Total Exports	1,068,279	1,089,951	-2%
Total Sales
PE's	2,386,527	2,543,713	-6%
PP	1,591,937	1,580,825	1%
Total Sales	3,978,464	4,124,538	-4%

Production
PE's	2,414,520	2,580,290	-6%
PP	1,592,492	1,627,141	-2%
Total Production	4,007,012	4,207,431	-5%

▪ Vinyls

In 2014, Brazilian demand for PVC was 1.2 million tons, down 2% on the prior year, with weak economic growth affecting the performance of the infrastructure and construction sectors.

Braskem’s sales, however, amounted to 660 kton, growing 4% on 2013, supporting a market share gain of 3 p.p. to 53%. This good performance was influenced by the normalization of operations at the new plant in the state of Alagoas, which contributed to the 9% growth in PVC production.

The Company’s caustic soda sales reached 460 kton in 2014, down 2%, also affected by the slowdown of the Brazilian economy.

Performance (tons) VINYLS	2014 (D)	2013 (E)	Change (D)/(E)
Sales - Domestic Market
PVC	659,549	636,507	4%
Caustic Soda	460,083	468,765	-2%
Production
PVC	635,016	582,579	9%
Caustic Soda	448,062	437,334	2%

▪ Basic Petrochemicals

MANAGEMENT REPORT 2014

In the year, the average capacity utilization of Braskem's crackers was 86%, with ethylene production decreasing 4% from 2013 to 3.2 million tons. The lower production is explained by (i) the scheduled maintenance shutdown (March-April) of one of the lines at the cracker in Triunfo; (ii) the scheduled shutdown of the cracker in São Paulo (September-October); and (iii) feedstock supply issues at the Rio de Janeiro site in the first half of the year.

Despite the lower production volume, combined sales of ethylene and propylene came to 957 kton in 2014, up 4% on the prior year, which is explained by the higher supply of products to third parties due to scheduled shutdowns at second-generation, as well as by the opportunities in the export market.

BTX and butadiene sales volumes decreased 1% and 2%, respectively, influenced by the lower production volume.

Performance (tons) BASIC PETROCHEMICALS	2014 (D)	2013 (E)	Change (D)/(E)

Production
Ethylene	3,237,886	3,372,825	-4%
Propylene	1,306,636	1,505,595	-13%
Butadiene	374,827	389,854	-4%
BTX*	1,013,873	1,217,831	-17%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Performance (tons) BASIC PETROCHEMICALS	2014 (D)	2013 (E)	Change (D)/(E)

Total Sales
Ethylene/Propylene	957,123	924,435	4%
Butadiene	378,853	381,764	-1%
BTX*	1,012,091	1,036,147	-2%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▪ United States and Europe

The USA and Europe unit registered PP sales of 1.9 million tons. The 4% increase on 2013 is explained by the good performance of the automotive, industrial and consumer goods sectors, reflecting the recovery in the U.S. economy and the better performance of the European economy between the periods.

Furthermore, as a result of the investments made in maintenance and to increase the efficiency of assets over the last three years, Braskem expanded the production capacity of its plant in Seadrift, Texas (USA) by 40 kton/y.

In this context, the average utilization rate stood at 94%, while production volume reached 1.9 million tons,  4% higher than in 2013.

Performance (tons) UNITED STATES AND EUROPE	2014 (D)	2013 (E)	Change (D)/(E)
Sales
PP	1,862,560	1,790,693	4%

Production
PP	1,855,676	1,785,938	4%

MANAGEMENT REPORT 2014

3.1. Economic and Financial Performance

▪  Revenue

In 2014, Braskem recorded consolidated gross revenue of R$53 billion, growing 11% from 2013. In U.S. dollar, gross revenue was US$23 billion, or 2% higher.

In 2014, consolidated net revenue was R$46 billion, an increase of 12% on the prior year. This performance is explained by (i) higher PP sales from the USA and Europe business unit; (ii) the higher average resins price in the international market; and (ii) the average U.S. dollar appreciation of 9% in the period. In U.S. dollar, net revenue was US$20 billion, or 3% higher.

Excluding of the analysis the naphtha/condensate resale, Braskem’s net revenue was R$43 billion, or US$18 billion, increasing 11% and 2%, respectively.

On the same basis, export revenue came to US$7.2 billion, or R$17 billion, increasing 1% and 10%, respectively, on 2013. The highlights were the recovery in prices in the international market and the higher sales volume by the USA and Europe business unit, as previously mentioned.

▪ Cost of Goods Sold (COGS)

In 2014, Braskem's cost of goods sold (COGS) amounted to R$40 billion, increasing 12% on the prior year, mainly explained by (i) the 9% average appreciation in the U.S. dollar, which generated a negative impact of R$2.9 billion; (ii) the higher PP sales volume by the USA and Europe business unit; and (ii) the higher average propylene price in the international market.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries and Venezuela. In 2014, the average price of ARA naphtha, which is the reference for the imported naphtha, was US$836/ton, down 7% from the average price in 2013. The naphtha price reference for the domestic supply (three-month moving average) reached US$897/ton, virtually in line with the prior year.

MANAGEMENT REPORT 2014

Regarding the average gas price, the Mont Belvieu reference prices for ethane and propane increased by 3% and 4%, to US$27 cts/gal (US$199/ton) and US$104 cts/gal (US$544/ton), respectively. The price increases observed in early 2014 due to the rigorous winter in the United States were partially offset by higher supply in the second half of the year and subsequent price declines.  The USG price reference for propylene averaged US$1,563/ton, up 3% on 2013, influenced by the limited product supply in the region at the beginning of the year (scheduled shutdowns).

▪  Selling, General and Administrative Expenses (SG&A)

In 2014, SG&A expenses amounted to R$2.5 billion, increasing 14% on the previous year.

Selling Expenses were R$1.2 billion, up 15% on the prior year. The result was primarily influenced by the higher expenses related to exports, such as storage and demurrage, due to higher sales volume; as well as by the Company’s conservative strategy for granting credit in the chain.

General and Administrative Expenses were R$1.3 billion, or 13% higher than in 2013, explained by (i) higher payroll expenses related to the wage adjustments granted under the collective bargaining agreement and to the price adjustment in the health insurance policy; and (ii) sporadic expenses with institutional marketing, advertising materials and third-party services.

▪  EBITDA

In 2014, Braskem’s consolidated EBITDA was R$5.6 billion or US$2.4 billion, increasing 17% and 8%, respectively. The main factors influencing this performance were the recovery in petrochemical spreads in international market and the 9% depreciation in the Brazilian real.

The result also reflects (i) the positive nonrecurring impact of R$277 million from the divestment of a non-strategic asset; and (ii) the net positive impact of R$72 million (explained below) related to additional inclusions and the full settlement of the outstanding tax installments under Federal Law 11,941/09 (Refis tax amnesty program); which were partially offset by (iii) the additional R$65 million provision for the Petros Plans; and (iv) the R$66 million negative impact from the fair value adjustment of inventory at the USA and Europe business unit to reflect the sharp decline in propylene and PP prices in international markets.

Excluding these extraordinary effects, Braskem's EBITDA grew by 11% in Brazilian real and 3% in U.S. dollar.

Payment in installments of tax liabilities under Federal Law 11.941/09

In June 2014, due to the reopening of the federal tax amnesty program, as authorized under Federal Law 12.972, Braskem opted to include in the program another R$75 million in tax liabilities, which generated (a) the extraordinary expense of R$34 million in the quarter.

In November 2014, Braskem’s Management decided to settle in full its outstanding installments under the program, in accordance with Federal Law 13.043/14 (for more information see Note 17 – Taxes Payable in the 2014 Financial Statements). A total of R$1 billion in outstanding liabilities were settled. The effects on the 4Q14 results were (b) the R$72 million negative impact related to the inclusion of new tax contingencies in the installment payment plans in the last quarter; which were offset by (c) the use of R$98 million in credits from subsidiaries; and (d) the R$80 million gain from the discount received for prepayment.

MANAGEMENT REPORT 2014

▪  Net Financial Result

In 2014, the net financial result was an expense of R$2,391 million, compared to the expense of R$1,776 million in the prior year.

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), and any change in the exchange rate has an impact on the accounting financial result. On December 31, 2014, this exposure was formed: (i) in the operations, by 59% of suppliers, which were partially offset by 78% of accounts receivables; and (ii) in the capital structure, by 74% of net debt. Since the Company’s operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are also pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, the Company designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports (hedge accounting of exports).

The subsidiary Braskem Idesa, aiming to better reflect exchange variation in its result, decided, on October 1st, to designate the liabilities related to the financing of the Mexico project, which adopts a project finance model, as hedge for its future sales.

As a result, the exchange variation arising from liabilities related to the project is temporarily recorded under shareholders’ equity and transferred to the income statement only when such sales occur, thus enabling the simultaneous recognition of the dollar impact on its liabilities and sales. On December 31, 2014, the liabilities associated with the project amounted to US$2,879 million.

In this context, in 2014, the effect from the 13% U.S. dollar1 appreciation on the consolidated net exposure of liabilities not designated as hedge accounting generated a negative impact on the financial result of R$85 million.

Excluding the effects from exchange and monetary variation, the net financial result in 2014 was an expense of R$2,060 million, increasing R$298 million from the prior year, which is mainly explained by (i) the increase in the line “interest expenses,” reflecting the impact from exchange variation on the

1 On December 31, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.6562/US$1.00.

MANAGEMENT REPORT 2014

calculation of interest payable on dollar-denominated debt and the extraordinary expense of R$43 million related to the reopening of the program to renegotiate federal taxes (Refis) in 3Q14;  and (ii) the restatement of the provision for the Petros Plans, which impacted the line “net interest on fiscal provisions,” in the amount of R$77 million; which were partially offset by (iii) the gain of R$16 million from the prepayment in full of tax liabilities under the Refis program.

The following table shows the composition of Braskem’s net financial result.

R$ million	2014	2013

Financial Expenses	(2,746)	(2,549)
Interest Expenses	(1,273)	(1,123)
Monetary Variation (MV)	(320)	(300)
Foreign Exchange Variation (FX)	(39)	(78)
Net Interest on Fiscal Provisions	(222)	(174)
Others	(892)	(875)
Financial Revenue	355	773
Interest	253	226
Monetary Variation (MV)	75	24
Foreign Exchange Variation (FX)	(46)	333
Net Interest on Fiscal Credits	30	56
Others	44	134
Net Financial Result	(2,391)	(1,776)

R$ million	2014	2013

Net Financial Result	(2,391)	(1,776)

Foreign Exchange Variation (FX)	(85)	256
Monetary Variation (MV)	(246)	(276)
Net Financial Result Excluding FX and MV	(2,060)	(1,755)

▪  Net Income

In 2014, Braskem recorded net income of R$726 million, which benefitted from the improvement in its operating performance and from the divestment of non-strategic assets. Another important factor was the adoption of hedge accounting, which better translates the effects on the results of exchange variation on dollar-denominated liabilities.

Dividends

The Management of Braskem proposes to the Annual Shareholders' Meeting to be held on April 9, 2015, the distribution of dividends in the total amount of R$483 million (see Note 24 – Shareholders’ Equity – Items (d) Proposed dividends and allocation of net income and (d.1) Net income in 2014 and proposed dividends).

▪  Capital Structure, Liquidity and Credit Rating

On December 31, 2014, Braskem's consolidated gross debt stood at US$10.5 billion. This amount consists of the financing for the Mexico project in the amount of US$2,879 million that was received by the subsidiary Braskem-Idesa as of 4Q14, which includes the third and fourth disbursements received on April 8 and August 11, in the amounts of US$465 million and US$383 million, respectively. Since this investment is made through a project finance structure (70% debt and 30% equity) in which the project’s debt will be repaid using its own cash flow, for the purpose of analyzing the Company's debt this project is not included.

MANAGEMENT REPORT 2014

In this context, Braskem's gross debt stood at US$7,656 million, down 4% from 2013. In Brazilian real, gross debt increased by 9%, reflecting the impact from U.S. dollar2 appreciation of 13% in the period. At the end of the year, 68% of gross debt was denominated in U.S. dollar.

Cash and cash equivalents amounted to US$1,427 million, decreasing US$124 million from the prior year, due to the U.S. dollar3 appreciation of 13% in the period and its respective impact on the cash position in Brazilian real.

Braskem's net debt in U.S. dollar decreased by 3% to US$6,229 million. In Brazilian real, net debt increased by 11%, affected by the U.S. dollar appreciation in the period, as mentioned above. At the end of the year, 74% of net debt was denominated in U.S. dollar.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two revolving stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. The Company's revolving credit facilities do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

The 8% increase in EBITDA (US$2.4 billion) and the reduction in net debt led financial leverage as measured by the ratio of net debt to EBITDA in U.S. dollar to end 2014 at 2.58x, down 10% from the previous year. In Brazilian real, the leverage ratio stood at 2.92x, decreasing 6%.

2On December 31, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.6562/US$1.00.

3 On December 31, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.6562/US$1.00.

MANAGEMENT REPORT 2014

On December 31, 2014, the average debt term was around 15.7 years, in line with the 15.5 years registered on December 31, 2013. Considering only the portion of debt denominated in U.S. dollar, the average debt term was 21.4 years. The average debt cost on December 31, 2014 was 6.32% in U.S. dollar and 8.96% in Brazilian real, compared to 6.25% and 9.04%, respectively, in the prior year.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule at December 31, 2014.

In line with the strategy to lengthen its debt maturity profile, Braskem issued US$500 million in bonds due in February 2024 with a coupon of 6.45% p.a.. In April, Braskem re-tapped capital markets by raising US$250 million via the reopening of the 2024 bond issue, with a yield of 6.04% p.a.. The proceeds from these issues were used to repurchase the remaining bonds due in 2017, 2018 and 2020. As a result, only 7% of total debt matures in 2015 and the Company's high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 33 months. Considering the stand-by credit facilities, this coverage is 47 months.

MANAGEMENT REPORT 2014

Credit Risk Rating – Global Scale

In 2014, Braskem maintained the investment-grade ratings assigned to it by the three major global credit risk rating agencies.

In August, Standard & Poor’s reaffirmed Braskem's “BBB-” rating on the global scale with a “stable” outlook. According to the agency, the Company is expected to deleverage as a result of the improvements in its operating indicators and its continued financial health.

Moody’s, in a report also published in August, reaffirmed Braskem's “Baa3” rating with a “negative” outlook. According to the agency, the reaffirming of Braskem's rating is based on the fact that the Company is the largest resin producer in the Americas and enjoys a prominent position in Brazil; its operating margins; the high capacity utilization rates of its plants; and its long-term relationship with clients.

In October, Fitch Ratings released a report that reaffirmed Braskem’s “BBB-” and changed its outlook from "negative" to "stable." The change in outlook to "stable" was supported by the Company's firm commitment to maintain its robust financial profile, its leadership position in the Americas and its strategy to diversify its feedstock profile with competitive costs via the Mexico project.

4. Innovation & Technology

In line with its commitment to the continuous development in the petrochemical industry and plastic chain, Braskem maintains an Innovation team with 310 professionals, 2 Technology & Innovation Centers located in Brazil and the United States, 23 laboratories and 7 pilot plants. In December 2014, its portfolio was formed by 291 projects to develop new products and processes with combined net present value of US$2,450 million.

The importance of Braskem’s innovation program is demonstrated, for instance, by the Polyolefins Unit, where around 15% of sales come from products launched in the last three years. In 2014, a total of 11 new products were added to the portfolio, which included:

•        Polypropylene RP 149 Maxio – to meet the market's demand for resins with higher fluidity,  Braskem developed a new PP resin that more easily fills molds for large parts, which effectively shortens injection cycles with no loss of mechanical properties. The lower injection temperature of higher-fluidity grades also provides energy savings for manufacturers.

•         Polyethylene for the gas pipes segment – always seeking to serve its Clients and comply with Brazilian and European regulations, Braskem added a new grade to its portfolio of PE resins for pressure pipes.

•         Polyethylene for the stretch films segment – to meet the demands of the stretch films market, the Company developed a new PE resin called Flexus7200XP. The new resin ensures higher transparency and shortens the downtime of Client's machines by keeping the matrix cleaner for longer.

Some of the most notable achievements in the field of Innovation & Technology in the year are described below:

a) Fast Company, a leading U.S. magazine focused on innovation, elected Braskem one of the world's 50 most innovative companies in 2014, making it the only Brazilian company to figure in the ranking. Braskem was recognized for bringing to market a sustainable solution, its polyethylene from renewable raw material known as Green PE.

MANAGEMENT REPORT 2014

b) Braskem was selected by Info magazine as one of the Brazil's most innovative companies. In a survey that evaluated hundreds of companies, the Company was recognized for establishing "Innovation" as one of the pillars of its business strategy.

c) The expansion of the Renewable Chemical Products Laboratory located in Campinas, São Paulo that conducts projects in the field of biotechnology and chemical processes based on renewable resources, reinforcing the Company’s commitment to sustainable technological alternatives.

d) Braskem signed an international cooperation agreement with Amyris and Michelin for the development of a new technological route for the production of a type of isoprene ("Agreement"), a feedstock for the rubber industry. Under this Agreement, the companies will work together to develop a technology using plant sugars, such as those found in sugarcane and cellulosic feedstocks, to produce renewable isoprene.

e) The filing of 87 new patents, bringing the total number of patents filed to 851. Most of the patents filed in 2014 involved technologies based on the use of renewable resources.

f) The Innovation & Technology center in Brazil provided support to 490 clients through 14,000 analyses. At the center located in the United States, around 50 clients received support.

g) The securing of financing facilities from government institutions that foster initiatives in the area of innovation:

▪  FINEP: R$1.2 million financing facility for nanotechnology barriers project.

▪  Brazilian Development Bank (BNDES): financing line in the aggregate amount of R$92 million for the portfolio of projects and investments in innovation, excluding those financed (or subsidized) by FINEP.

 5. Investments

Maintaining its commitment to making investments with returns above the cost of capital, in 2014, Braskem invested R$2,526 million (excluding capitalized interest), or 5% less than the initial estimate of R$2,664 million.

Excluding the the Mexico project from the analysis, total investment amounted to R$1,905 million. Of this amount, 85% was allocated to maintenance and other operational investments, including the two scheduled maintenance shutdowns at the Triunfo and São Paulo crackers. The remaining disbursements were related to productivity, operational efficiency and other ongoing projects, such as the investment to produce UTEC in USA and to expand and convert one of its polyethylene production lines in the state of Bahia to produce metallocene-based LLDPE.

MANAGEMENT REPORT 2014

5.1. Strategic Investments - Growth Projects

▪  Mexico Project

In line with its strategy to expand internationally and gain access to competitive feedstock, the integrated project in Mexico of Braskem and IDESA, which hold stakes of 75% and 25%, respectively, continued to advance, with the project reaching 88% of physical completion at the end of 2014.

The engineering and procurement activities were practically finalized, with all of the main equipment and materials already delivered to the site. At the end of 2014, the number of construction workers reached a maximum of 17,000. Around 620 people have already been hired to run the future industrial operation.

Located in the Mexican state of Veracruz, the Ethylene XXI Project involves the annual production of 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock, and is based on a supply agreement with PEMEX-Gás for the delivery of 66,000 barrels/day for 20 years, using Mont Belvieu price as reference.

Progress continued to be made on the pre-marketing activities, with the client portfolio of subsidiary Braskem-Idesa already totaling 320 clients (approximately 80% of which are active).

Total investment in 2014 amounted to US$4.2 billion, of which (i) US$2.9 billion was structured under a project finance model; and (ii) US$1.3 billion was via disbursements by the controlling shareholders.

▪  ASCENT

Attentive to the opportunities created by the feedstock availability in North America, progress continued to be made on the feasibility studies for the Appalachian Shale Cracker Enterprise (Ascent), a project for the integrated production of polyethylene. However, given the recent developments in world energy markets, new scenarios are being incorporated into the project analysis.

▪  Petrochemical Project – COMPERJ

The Company informs that the studies were concluded and the most attractive alternative was the expansion project of its existing production at the Duque de Caxias site, in the Rio de Janeiro State. The progress of the project will depend on the feasibility of a long-term contract for the supply of feedstock with Petrobras. Braskem informs that it remains committed to ensure the feasibility of this project of strategic importance.

▪  Other projects under development

In July 2014, Braskem announced a project to produce ultra-high molecular weight polyethylene at its unit in La Porte, Texas (USA). Known commercially as UTEC, the resin was developed using 100% Brazilian technology and has applications across a wide range of industries.

In line with the commitment to its Clients and to the development of Brazil's plastics chain, Braskem invested in one of its plants in the state of Bahia to expand its annual production capacity of linear low density polyethylene (LLDPE) to 120 kton. To increase its production, Braskem converted one of its polyethylene production lines to offer a resin that incorporates a more modern technology for plastic film manufacturers. Of the total production, which began it operations in January 2015, 100 kton will be of products in the Braskem Flexus® family, the brand of Braskem’s metallocene-based polyethylenes.

MANAGEMENT REPORT 2014

Braskem also has other projects in less advanced stages of development in Brazil as well as in other Latin America countries, such as Peru.

6.  Capital Markets and Investor Relations

The expectations of an energy rationing and a potential weakening of the Brazilian demand pressured the stock performance during the first half of the year. Despite the recovery in the second half of the year, with the stock price reaching a maximum of R$19.45/share on the positive outlook for the global petrochemical industry and the depreciation in the Brazilian real, Braskem’s class "A" preferred stock traded on the BM&FBovespa - Securities, Commodities and Futures Exchange (BRKM5) ended 2014 at R$17.50 per share, down 13% from the last price of 2013.

In the same period, average daily financial trading volume in the stock decreased by 9% to R$25.9 million, from R$28.4 million in 2013. Meanwhile, the Bovespa Index ended 2014 at 50,007 points,  a loss of 3%.

Braskem’s ADRs (BAK) traded on the NYSE Euronext closed 2014 quoted at US$12.91 per ADR, down 25% from 2013 as a result of the aforementioned factors. Average daily financial trading volume in the ADR was US$5 million. In the same period, the S&P 500 gained 11% to reach 2,059 points.

Braskem’s class “A” preferred stock traded on the Latibex (XBRK) ended the year at €5.49 per XBRK,  a loss of 13% in the period. Average daily financial trading volume contracted by 11% to €13,800 in 2014, down from €15,500 in 2013. Meanwhile, the Latibex FTSE index ended 2014 at 1,742 points, a loss of 16%.

In the composition of the Bovespa Index valid for the period from September to December 2014, Braskem stock ranked 49th in terms of liquidity with an index weight of 0.37%, improving one position from the previous index ranking.

For the tenth consecutive year, Braskem was included as a component of the Corporate Sustainability Index (ISE), placing it in a select group of companies composing the portfolio for the period from January to December 2015. Created by the BM&FBovespa in partnership with capital market trade associations, the Getúlio Vargas Foundation, Instituto Ethos and the Ministry of the Environment, the ISE reflects the return on a portfolio composed of stocks from companies with a recognized commitment to social responsibility and corporate sustainability and to promoting good practices in Brazil's corporate environment. In 2014, 40 companies qualified to become components of this index.

Another highlight in the period was Braskem's inclusion in the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), of which it has been a component since its creation. The index is formed 86 companies, 17 of which from Brazil, and recognizes companies that are known for best practices in economic, social and environmental management and have strategies to address climate change, energy consumption, people development and corporate governance.

In September 2014, Braskem received, for the sixth time, the Transparency Trophy of the National Association of Finance, Administration and Accounting Executives (Anefac) for being one of Brazil's ten most transparent companies, and, for the first time, the award for best financial statements in the category for corporations with revenue over R$5 billion.  The award recognized the quality of

Braskem's disclosure practices and confirmed the commitment to transparency and respect that underpins its relationship with investors, clients, suppliers and the general public.

MANAGEMENT REPORT 2014

To conclude the awards received in the year, in the LatAm Oil, Gas & Petrochemicals industry, Braskem was recognized by the Institutional Investor magazine by winning first place in the category Best CEO, second place in the category Best CFO and first place in the category Best Investor Relations Team, based on the opinions of sell-side analysts. Based on the opinions of buy-side analysts, it placed third in the categories Best Investor Relations Team, Best CFO and Best IR Professional.

7. Sustainability

The year of 2014 was marked by advances and strengthening of the strategic pillars and of the ten macro goals of Braskem’s Sustainable Development management. One of the major initiatives to strengthen the Company internally was the round of seminars on Sustainability held with Braskem’s leaders. Over 900 people were trained, reaching 80% of Braskem’s leaders on a global level.

Actions under the pillar increasingly sustainable processes included Braskem’s best performance ever in workplace and process safety, as well as the reuse of water through the Aquapolo Project, a partnership between Odebrecht Ambiental and Sabesp that guaranteed regular and continuous operations at its plants located at the Capuava Complex in the region of Greater São Paulo, which is suffering from water shortages. The Company also registered a 12.5% decrease in the intensity of its greenhouse gas emissions between 2008 and 2013, in line with the goals set and with third-party verification (KPMG).  The 2014 inventory will be compiled and verified during the first four months of 2015 and published in the Annual Report.  The Technology and Innovation Center in Triunfo, Rio Grande do Sul invested R$1 million to acquire new equipment for conducting simultaneous analyses of polymer chains, which increased productivity and reduced solvent consumption and waste generation, improving the sustainability of the processes evaluated

In the pillar increasingly sustainable products, Braskem, together with Amyris and Michelin, announced an international cooperation agreement to develop a new technological route that utilizes plant sugars, such as those found in sugarcane and cellulosic feedstocks, in the production of a type of renewable isoprene, a raw material used by the rubber industry.

In the pillar solutions for an increasingly sustainable life, Braskem developed a new polyethylene resin for use in pipes for water, sewage and natural gas distribution networks and in pipelines to transport ore slurry and oil. The product provided significant improvements in durability. The growing demand for this specific type of resin is related to the execution of major infrastructure projects and to the federal government’s program for universal access to basic sanitation, which is working to improve public health. Braskem also completed 10 Life Cycle Analysis (LCA) studies and began 15 more. These studies provide data on the environmental impacts of the various life cycle stages of the Company’s products.

Braskem believes that its role includes contributing to the discussions on the paths of the business and global communities towards increased sustainability to effectively influence new public policies.  In this light, the Company also strengthened its participation in a number of associations. One example is the Brazilian Business Council on Sustainable Development (CEBDS), in which Braskem acted as co-leader of the "CEBDS Agenda for a Sustainable Country," an initiative that worked to incorporate sustainability in the agendas of Brazil's presidential candidates. The Company also presided over the Committee of the Global Compact Network Brazil for the two-year term 2013-14 and served as global co-leader for defining the ISO standard for Sustainable Procurement.

MANAGEMENT REPORT 2014

7.1. Corporate Governance

Since the disclosure of a Public Commitment upon its creation on August 16, 2002, Braskem has reaffirmed its commitment to align the interests of all of its shareholders, its commitment to ethics, competitiveness and excellence in all actions to assure better returns for shareholders, while adding value to its assets and remunerating its capital.

Guided by this vision, Braskem developed a management model that adopts recognized corporate governance practices to ensure its proper functioning. In addition to the Board of Directors and the Fiscal Council, which have expanded powers in accordance with the Sarbanes-Oxley Act, the company also has committees supporting the Board of Directors that have the basic function of assessing matters of interest in order to improve the quality and speed of the decision-making process.

Braskem’s corporate governance practices feature:

✓  Listing on the Level 1 of Corporate Governance segment of the BM&FBovespa (special listing segment for companies on the BM&FBovespa) since February 13, 2003;

✓  Braskem also complies with other requirements for listing on the Level 2 of Corporate Governance and Novo Mercado listing segments of the BM&FBovespa, such as: (i) 100% tag-along rights for all Braskem shareholders in the event of the transfer of control; (ii) translation of financial statements into English; and (iii) a Board of Directors formed by at least five members with a unified term of up to two years, who are eligible for reelection, as well as by independent board members.

✓  A Fiscal Council with the broad powers envisioned by the Sarbanes-Oxley Act;

✓  Corporate Policies, among which we highlight the Securities Trading, Financial Management, Social Responsibility, Insurance and Guarantees, Compensation, Health, Safety and the Environment, and Investment policies;

✓  A Code of Conduct, in which are defined the values, principles and procedures that guide the Company's corporate conduct, which is regularly reviewed to ensure it reflects current legal requirements and best practices;

✓  An Ethics Committee that works jointly with the Internal Auditor, Risk Management and the Fiscal Council. Its function is to document, address, recommend and make decisions to resolve the denouncements made through the company’s ethics hotline, which is a confidential communications channel to report violations of the Code of Conduct, aiming to comply with the code and to improve continually the company’s internal procedures and controls;

✓  A private information system for the Board of Directors and the Fiscal Council accessed through the Braskem Corporate Governance Portal, which provides the members of these bodies with the information they need to exercise their roles and responsibilities in a secure, transparent, fair and timely manner;

✓  Manual for Shareholders Meetings, a supporting document that provides Shareholders with guidelines on procedures and deadlines for participating in Shareholders Meetings;

MANAGEMENT REPORT 2014

✓  The Braskem Director Manual, which supports the exercise of the duties of the directors and compiles in a single volume the main documents that guide Braskem's corporate governance and serves as basis for the activities of the members of the Board of Directors and its Advisory Committees and of the Fiscal Council.

▪  External Audit

In accordance with CVM Instruction 381/03, the Company and its subsidiaries consult with the audit firm PricewaterhouseCoopers Auditores Independentes (PwC) as a formal procedure to ensure that the rendering of other services does not affect the independence and objectivity required to perform its role as an independent auditor.  The Company’s policy for hiring independent auditors to perform services unrelated to the external audit is based on principles that preserve the independence of audit professionals. In accordance with internationally accepted standards, these principles are (a) auditors may not audit their own work; (b) auditors may not exercise a management function at its client; and (c) auditors may not promote the interests of their clients.

During the fiscal year ended December 31, 2014, PwC provided a total of R$2,345 thousand in tax review services not related to its external audit.  The audit firm also provided compliance services, namely (i) review of income tax declarations, (ii) review of declarations of the calculation base for PIS and COFINS taxes, and (iii) assistance to the Company with compiling documents and income tax declarations for administrative procedures at the Federal Revenue Service, for an aggregate amount of R$1,642 thousand, which corresponds to approximately 22% of the audit fees charged. With regard to services for analyzing and identifying tax effects, the fees charged amounted to R$703 thousand, or approximately 9% of the audit fees, with these services consisting of (i) analyzing the applicability of tax benefits related to Technological Innovation under Federal Law 11,196/05, (ii) analyzing the tax impacts from the application of Federal Law 12,973/14, and (iii) analyzing and identifying the main taxes levied as a result of the Company's corporate reorganization overseas.

PWC has declared that it rendered the aforementioned services in strict accordance with accounting standards addressing the independence of independent auditors conducting audits and that they do not represent a situation that could compromise the independence or objectivity required to perform the audit services provided to Braskem.

7.2. Health, Safety and Environment

In 2014, Braskem continued to evolve its management of Health, Safety and Environment (HSE) and, in line with its culture of prevention through discipline, focused its efforts on strengthening its Process Safety, in line with the continuous evolution in the Integrated Health, Environment and Safety System (SEMPRE) and based on audits and critical analyses.

Braskem’s Golden Rules are part of the process to evaluate and investigate events and work to strengthen its workplace safety performance in day-to-day activities.

The Injury Frequency Rate with and without Lost Time per million man-hours worked, considering both Team Members and Partners, was 1.00, which is Braskem's best result ever; while the Injury Frequency Rate with Lost Time per million man-hours worked, considering both Team Members and Partners, was 0.14, an improvement of 64% from 2013.

MANAGEMENT REPORT 2014

In the area of Process Safety, in 2014, the focus on this topic was strengthened in all of the Company’s leadership committees.  The Company continued to analyze and manage the risks involved in industrial and logistics processes, as well as in its audits of barriers and in the implementation of the recommended mitigation actions identified in higher-impact risk scenarios.

In the area of Chemical Safety, Braskem updated and made available to its stakeholders all Chemical Product Safety Data Sheets (FISPQ) for products manufactured and marketed by the Company and also identified and mapped restricted substances or those whose substitution is recommended at the global level. Braskem, in partnership with the Brazilian Chemical Manufacturers' Association (ABIQUIM), works with the International Council of Chemical Associations (ICCA) to promote the recognition and awareness of risks and benefits to both people and the environment resulting from the use of chemical products.

With regard to Health Management, as a result of the actions implemented to raise awareness on preventing illnesses and improving quality of life, no new cases of H1N1 influenza and meningitis were recorded at either the industrial plants or offices.

Regarding Environment, in 2014, Braskem made progress on various actions that culminated in improvements in most of the eco-efficiency indicators in comparison with 2002:

•         Wastewater generation (1.28 m³/t) improved 34%;

•         Solid, liquid and viscous waste generation (2.30 kg/t) improved 60%;

•         Energy consumption (10.74 GJ/t) decreased 10%;

•         Water consumption (4.16 m³/t) increased 0.5%.

In the management of Greenhouse Gases4 (GHG), Braskem concluded the 2014 emissions inventory (base year 2013) covering all industrial plants and corporate centers and was elected the best publicly held corporation in Latin America in carbon management by the Carbon Disclosure Project (CDP) in the Transparency category. Braskem was also recognized for the fourth consecutive year in the Gold Category of the Brazil GHG Protocol Program. Direct emissions (scope 1) amounted to 9,771,021 tCO2e, indirect emissions (scope 2) amounted to 874,146 tCO2e and other indirect emissions (scope 3) amounted to 11,533,671 tCO2e. The intensity of these emissions reached 0.63

tCO2e/t, which represents a reduction of approximately 13% from 2008 to 2013; the Company's goal for 2020 is to reach 0.6 tCO2e/t of product produced.

4 Includes the gases CO2 (carbon dioxide), CH4 (methane), N2O (nitrous oxide) and HFC 134 (hydrofluorocarbon, refrigerant fluid).

MANAGEMENT REPORT 2014

7.3. Social Responsibility

Braskem’s corporate philosophy is firmly rooted in valuing people through education and work, a willingness to serve, the capacity and desire to evolve and the drive to surpass results. The scope of action goes beyond the Company’s facilities to also consider local communities.

In 2014, the Company created a new strategy for its social action by defining two social causes (supporting human development and promoting social and environmental development through chemicals and plastic) that will serve to guide its projects.  Approximately R$18 million was invested in social, environmental and cultural projects in both Brazil and abroad.

In addition to raising over R$9 million from external partners, Braskem's social investment in Brazil came to R$21.3 million in social, environmental and cultural projects, divided into three major fronts:

•         Private Social Investment (PSI) Projects;

•         Sponsorships (public interest projects); and

•         Odebrecht Foundation.

Within the Odebrecht Foundation, the Company supports the Program for the Integrated Development and Growth with Sustainability of the Mosaic of Environmental Protection Areas in the Lowlands of Southern Bahia (PDCIS), which works to transform a rural area with vast environmental heritage into a prosperous and dynamic region by encouraging young talent to work in agricultural activities through productive social inclusion.

The projects supported in 2014 included the Social Private Investments:

Ser + Realizador: this has been transformed into a collaborative corporate initiative of Braskem and other companies that works to foster the social and economic inclusion of recyclable material collectors in the states of São Paulo, Alagoas, Bahia, Rio de Janeiro and Rio Grande do Sul, while also raising awareness on issues such as the proper disposal of waste. By providing incentives for working in a network, investing in the equipment and infrastructure at picking units and offering training and personalized consulting, collectors were able to increase their productivity and income. In the cities of Porto Alegre and Salvador, Braskem helps municipal governments to develop and execute strategies for managing post-consumer waste and expanded its activities in this area, for which it was recognized by the Getúlio Vargas Foundation (FGV) in a case study on Innovation in Sustainable Development. In 2014, 54 cooperatives and over 2,000 collectors benefitted from this project.  Of these cooperatives, 21 received advisory services and sent approximately 8,500 tons of waste for recycling (of which around 23% was plastic waste).

Edukatu - Conscientious Consumerism Learning Network: this is the first online learning network in Brazil to promote the exchange of knowledge and practices on conscientious consumerism and sustainability among teachers and students in elementary and middle schools nationwide. Operated by the Akatu Institute jointly with Braskem and with support from the ministries of Education and of the Environment, the initiative contributes to the development of consumers who are conscientious of and well informed on the impacts of their purchases. The online platform provides content as well as a space for sharing experiences. The project has some 9,000 participants at 1,461 schools in 27 states of Brazil. Of these participants, more than 2,900 were directly involved in intervention projects in their school communities and mobilized over 18,000 people in conscientious consumerism.

MANAGEMENT REPORT 2014

Fábrica de Florestas Institute (IFF): This project, with activities in the states of Bahia, São Paulo and Rio de Janeiro, contributes to the construction of social and environmentally responsible communities by expanding, recovering and maintaining green areas through integrated environmental education.  The project is developed with the community, which receives training on how to collect seeds, produce and plant native seedlings and maintain planted areas. This community involvement has contributed to the conservation of planted areas, since the community becomes involved in protecting them. The project also promotes conservation through the Environmental Education Program (PEA), which provides training to teachers and offers guided tours of its nursery school to students in public schools. These visits explain the process involved in creating a forest and its benefits, as well as how each person can help preserve the environment.  In 2014, 883 received training and 17,000 people were involved in awareness activities offered by the PEA. In addition, over 165,000 seedlings were produced, of which 83,000 reached the ideal stage for planting and were planted and monitored. From a financial standpoint, the Institute achieved a good balance between its production and planting activities in Bahia, where it inaugurated its Third Braskem Environmental Station, which was built using solutions in plastics and dedicated to fostering environmental education.

8. People Development

Developing people to support Braskem’s planned growth is the core strategy of the People & Organization area. During 2014, the Company invested in a series of programs to learn more about the Group's current and future challenges and support the development of its team members.

In 2014, Braskem conducted a recruiting process in partnership with the Odebrecht Group to enable it to expand the scope and reach of its recruitment of young professionals. The initiative connected over 70,000 young professionals in Brazil with the Company and generated over 49,000 applications to internship programs at universities and technical schools.

Also in the area of recruiting young professionals, the Company signed a positive agenda with the federal government under the National Program to Promote Access to Vocational Education and Technical Jobs (Pronatec), which reaffirmed the importance of qualified technical labor in the petrochemical chain.  In 2014, the program offered 449 openings for training new industrial workers and 1,345 openings for specific technical training for the supplier and third-party services chain.

To strengthen the training of young engineers, Braskem signed a partnership with Petrobras University to offer the Petrochemical Processing Engineer Program (CENPEQ) and the Mechanical Maintenance Engineering Program (CEMANT), with the goal of improve the qualifications of recent graduates in petrochemical processes.

As part of its strategy for leadership development, Braskem created the Leadership Paths, a set of programs structured in accordance with the leadership stage and development of Leaders. During the year, Braskem conducted two programs focused on Leadership Development: Team Leader Development Program (PDLE) and Area Leader Development Program (PDLE), which together trained 116 Team Leaders and 31 Area Leaders in 2014.

Braskem also invested in the training of new entrepreneurs through the Entrepreneur Development Program. This global program featured the participation of 10 Brazilians, 2 Germans and 5 Americans and brought leaders from the entire organization to share their knowledge with the new entrepreneurs.

MANAGEMENT REPORT 2014

Braskem also intensified the activities of its Diversity Program, beginning with gender equality.  In October 2014, it held its first Braskem Women's Forum, which brought together 50 Leaders to discuss best practices involving the topic.

Appendices:

(R$ million)

Income Statement	2014	2013	Change
CONSOLIDATED	(D)	(E)	(D)/(E)
Gross Revenue	53,082	47,770	11%
Net Revenue	46,031	40,969	12%
Cost of Good Sold	(40,057)	(35,821)	12%
Gross Profit	5,974	5,149	16%
Selling Expenses	(1,156)	(1,001)	15%
General and Administrative Expenses	(1,349)	(1,194)	13%
Other Net Operating Income (expenses)	96	(211)	-
Investment in Subsidiary and Associated Companies	4	(3)	-
Operating Profit Before Financial Result	3,569	2,740	30%
Net Financial Result	(2,391)	(1,776)	35%
Profit Before Tax and Social Contribution	1,179	964	22%
Income Tax / Social Contribution	(452)	(457)	-1%
Net Profit	726	507	43%
Earnings Per Share	1.09	0.64	70%

EBITDA Statement	2014	2013	Change
CONSOLIDATED	(D)	(E)	(D)/(E)
Net Profit	726	507	43%
Income Tax / Social Contribution	452	457	-1%
Financial Result	2,391	1,776	35%
Depreciation, amortization and depletion	2,056	2,056	0%
Cost	1,852	1,832	1%
Expenses	204	224	-9%
Basic EBITDA	5,626	4,796	17%
Provisions for the impairment of long-lived assets (i)	(1)	13	-
Results from equity investments (ii)	(4)	3	-
Adjusted EBITDA	5,620	4,813	17%
EBITDA Margin	12.2%	11.7%	0.5 p.p.

MANAGEMENT REPORT 2014

(i)                  Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)                 Corresponds to the items current and deferred income and social contribution taxes, financial result, depreciation and amortization and equity income, which are included in profit or loss from discontinued operations.

MANAGEMENT REPORT 2014

ASSETS	12/31/2014 (A)	09/30/2014 (B)	Change (A)/(B)

Current	14,761	15,075	-2%
Cash and Cash Equivalents	3,993	3,722	7%
Marketable Securities/Held for Trading	90	102	-12%
Accounts Receivable	2,693	3,049	-12%
Inventories	5,368	5,111	5%
Recoverable Taxes	2,130	2,581	-17%
Other Receivables	488	510	-4%
Non Current	34,661	33,925	2%
Marketable Securities/ Held-to-Maturity	42	33	28%
Compulsory Deposits and Escrow Accounts	231	212	9%
Deferred Income Tax and Social Contribution	870	1,245	-30%
Taxes Recoverable	1,045	1,017	3%
Insurance claims	144	188	-24%
Investments	127	120	5%
Property, Plant and Equipament	29,001	27,843	4%
Intangible Assets	2,836	2,844	0%
Others	364	422	-14%
Total Assets	49,422	49,000	1%

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2014 (A)	09/30/2014 (B)	Change (A)/(B)

Current	14,083	12,802	10%
Suppliers	10,852	9,567	13%
Financing	1,419	1,309	8%
Project Finance	26	24	11%
Derivatives	96	69	39%
Salary and Payroll Charges	533	491	9%
Dividends and Interest on Equity	216	5	4691%
Taxes Payable	203	674	-70%
Advances from Customers	100	409	-76%
Sundry Provisions	89	93	-5%
Post-employment Benefit	336	0	-
Other Payable	213	163	31%
Non Current	29,444	28,683	3%
Financing	18,918	17,763	7%
Project Finance	7,551	6,967	8%
Derivatives	594	482	23%
Deferred Income Tax and Social Contribution	603	857	-30%
Taxes Payable	31	880	-97%
Sundry Provisions	506	453	12%
Advances from Customers	88	101	-13%
Other Payable	291	264	10%
Intercompany Loan	792	638	24%
Others	69	279	-75%
Shareholders' Equity	5,894	7,515	-22%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	736	55	1231%
Treasury Shares	(49)	(49)	0%
Other Comprehensive Income*	(2,924)	(1,653)	77%
Retained Earnings	-	824	-100%
Non Controlling Interest	(145)	62	-334%
Total Liabilities and Shareholders' Equity	49,422	49,000	1%

* Includes the exchange variation of financial liabilities designated as hedge accounting (Note 16.2 to the Financial Statements).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2015
BRASKEM S.A.

By:	/s/ Mario Augusto da Silva

	Name:	Mario Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.